EXHIBIT 99.1

HEXO Corp to transfer listing to the New York Stock Exchange

GATINEAU, Quebec, July 11, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE-A: HEXO) is pleased to announce it has received approval from the New York Stock Exchange (the “NYSE”) to transfer the listing of its common shares from the NYSE American LLC (the “NYSE-A”) to the NYSE. HEXO expects to begin trading on the NYSE effective at the open of markets on July 16, 2019.

HEXO’s shares will trade on the NYSE under the ticker symbol “HEXO”, the same symbol the Company’s common shares currently trade under on the NYSE-A, as well as the Toronto Stock Exchange (the “TSX”). HEXO’s shares will continue to trade on the TSX under such symbol.

"We are extremely pleased to list on the NYSE and believe it reaffirms HEXO’s strong track-record for exceptional corporate governance and is further proof that we are a valuable cannabis industry partner for Fortune 500 companies," said CEO and co-founder Sebastien St-Louis. “HEXO is well-positioned to support consumer packaged goods companies looking to enter the space given our success in the industry, our established infrastructure including a manufacturing centre of excellence in Ontario, Canada, our technology to support mass-scale extraction and processing of advanced cannabis products, and our regulatory expertise.”

In connection with the listing of its common shares on the NYSE, the Company will voluntarily delist its common shares from the NYSE-A.

About HEXO Corp.

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Information

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

Director:
Adam Miron
819-639-5498